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                          March 5, 2021

       Jonathan M. Pertchik
       Chief Executive Officer
       TravelCenters of America Inc. /MD/
       24601 Center Ridge Road
       Westlake, Ohio 44145

                                                        Re: TravelCenters of
America Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 26,
2021
                                                            File No. 333-253662

       Dear Mr. Pertchik:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services